2/18

07024121

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nomura Research Institute

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 08 2007
THOMSON FINANCIAL

FILE NO. 82- 34673 FISCAL YEAR 3-31-07

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/6/07

File No. 82-34673

[Summary Translation]

RECEIVED

Annual Report Release for the Fiscal Year ended March 31, 2007

April 26, 2007

Nomura Research Institute, Ltd.
Code Number: 4307

Stock Exchanges:
Tokyo Stock Exchange (First Section)
(URL http://www.nri.co.jp/)

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hiroyuki Fujiwara
Treasurer

Tel.: (045) 333-8100

Ordinary General Meeting of Shareholders: June 22, 2007 (Scheduled)

Dividend Payment Date: June 1, 2007 (Scheduled)

Filing of Annual Securities Report: June 25, 2007 (Scheduled)

3-31-07
AR/S

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Consolidated Business Results (April 1, 2006 through March 31, 2007)

(1) Consolidated Results of Operations

(Percentage figures are compared to prior year)

	Sales	Operating Profit	Current Profit	Net Profit
Year ended March 31, 2007	¥322,531 million (12.9%)	¥43,897 million (20.4%)	¥46,099 million (20.5%)	¥27,019 million (20.0%)
Year ended March 31, 2006	¥285,585 million (12.9%)	¥36,469 million (20.9%)	¥38,252 million (23.4%)	¥22,518 million (38.1%)

	Net Profit per Share	Net Profit per Share (fully diluted)	Ratio of Net Profit to Shareholders' Equity	Ratio of Current Profit to Total Assets	Ratio of Operating Profit to Sales
Year ended March 31, 2007	¥664.77	¥663.50	12.7%	13.5%	13.6%
Year ended March 31, 2006	¥519.72	¥519.31	10.2%	12.2%	12.8%

(Reference)
Investment profit and loss in equity method:
Year ended March 31, 2007: 511 million yen
Year ended March 31, 2006: 562 million yen

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
Year ended March 31, 2007	¥371,458 million	¥216,232 million	58.1%	¥5,304.20
Year ended March 31, 2006	¥311,786 million	¥209,301 million	67.1%	¥5,152.73

(Reference)
Shareholders' equity:
Year ended March 31, 2007: 215,925 million yen
Year ended March 31, 2006: 209,301 million yen

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Cash and Cash Equivalents at Year End
Year ended March 31, 2007	¥39,583 million	-¥18,578 million	¥44,040 million	¥115,854 million
Year ended March 31, 2006	¥48,875 million	¥17,853 million	-¥54,828 million	¥50,752 million

2. Dividends

	Dividends per Share			Aggregate of Dividend Payments (Annual)	Dividend Payout Ratio (Consolidated)	Ratio of Dividends to Net Assets (Consolidated)
(Record Date)	Interim	Year End	Annual			
Year ended March 31, 2006	¥50.00	¥90.00	¥140.00	¥5,901 million	26.2%	2.8%
Year ended March 31, 2007	¥70.00	¥110.00	¥180.00	¥7,322 million	27.1%	3.4%
(Forecast) March 31, 2008	¥20.00	¥20.00	¥40.00		28.6%	

(Note)
A five-for-one share split was implemented effective April 1, 2007.

3. Forecast of Consolidated Business Results (April 1, 2007 through March 31, 2008)

(Percentage figures are compared to the comparable period of the prior year)

	Sales	Operating Profit	Current Profit	Net Profit	Net Profit per Share
Interim	¥150,000 million (2.4%)	¥21,000 million (0.8%)	¥22,000 million (-2.2%)	¥13,000 million (-3.6%)	¥63.87
Annual	¥335,000 million (3.9%)	¥46,000 million (4.8%)	¥48,000 million (4.1%)	¥28,500 million (5.5%)	¥140.02

(Note)
A five-for-one share split was implemented effective April 1, 2007.

4. Others

(1) Changes in significant subsidiaries during the year (Changes in specified subsidiaries resulting in change in scope of consolidation)

New: – Exception: 2

* The changes have no effect on the consolidated financial statements as all changes took place with respect to wholly-owned consolidated subsidiaries within the Group.

(2) Changes in accounting principles, procedures and presentation regarding preparation of consolidated financial statements (Changes presented as changes in important items that are used as basic materials for preparation of consolidated financial statements)

(i) Changes due to revision of accounting standard, etc.: Applicable.

(ii) Changes other than (i): Not applicable.

(3) Number of outstanding shares (Common stock)

(i) Total number of outstanding shares (including treasury stock) as of the end of each period:
Year ended March 31, 2007: 45,000,000 shares
Year ended March 31, 2006: 45,000,000 shares

(ii) Total number of treasury stock as of the end of each period:
Year ended March 31, 2007: 4,291,620 shares
Year ended March 31, 2006: 4,380,480 shares

(For reference) Outline of Non-Consolidated Business Results

1. Business Results (April 1, 2006 through March 31, 2007)

(1) Results of Operations

(Percentage figures are compared to prior year)

	Sales	Operating Profit	Current Profit	Net Profit
Year ended March 31, 2007	¥310,280 million (19.8%)	¥39,847 million (68.7%)	¥41,202 million (68.2%)	¥51,697 million (266.9%)
Year ended March 31, 2006	¥258,904 million (12.6%)	¥23,613 million (23.4%)	¥24,493 million (24.1%)	¥14,088 million (53.5%)

(Note)
The Company merged with NRI Data Services, Ltd., a consolidated subsidiary, effective April 1, 2006.

	Net Profit per Share	Net Profit per Share (fully diluted)
Year ended March 31, 2007	¥1,271.96	¥1,269.53
Year ended March 31, 2006	¥325.17	¥324.92

(2) Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
Year ended March 31, 2007	¥358,665 million	¥199,809 million	55.6%	¥4,900.75
Year ended March 31, 2006	¥284,169 million	¥168,703 million	59.4%	¥4,153.26

(Reference)
Shareholders' equity:
Year ended March 31, 2007: 199,501 million yen
Year ended March 31, 2006: 168,703 million yen

(Note)
The Company merged with NRI Data Services, Ltd., a consolidated subsidiary, effective April 1, 2006.

2. Forecast of Business Results (April 1, 2007 through March 31, 2008)

(Percentage figures are compared to the comparable period of the prior year)

	Sales	Operating Profit	Current Profit	Net Profit	Net Profit per Share
Interim	¥144,000 million (2.3%)	¥19,000 million (1.2%)	¥19,900 million (0.6%)	¥11,800 million (-68.6%)	¥57.97
Annual	¥320,000 million (3.1%)	¥42,000 million (5.4%)	¥43,600 million (5.8%)	¥25,600 million (-50.5%)	¥125.77

(Notes)

1. *Year-to-year comparisons include extraordinary profit of 25,927 million yen from the merger with NRI Data Services, Ltd.*
2. *A five-for-one share split was implemented effective April 1, 2007.*

* The forecast of business results is calculated based on the information which is currently available to the Company. Therefore, the actual figures of sales and profit may differ due to subsequent various factors such as uncertain factors inherent in the forecast and future changes in the business operation environment.

File No.82-34673

RECEIVED

FY March 2007
Financial Results

Nomura Research Institute, Ltd.

April 26, 2007

I. FY March 2007 Financial Results (Consolidated)

(1) Highlights

(Unit: JPY million)

	FY Mar.2006 (Apr.2005 - Mar.2006)	FY Mar.2007 (Apr.2006 - Mar.2007)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	285,585	322,531 * 305,000	36,946	12.9 * 5.7%
Operating Profit	36,469	43,897 * 42,000	7,427	20.4 * 4.5%
Net Income	22,518	27,019 *26,500	4,500	20.0 * 2.0%
Operating Profit Margin	12.8%	13.6% * 13.8%	0.8P	
Earnings per share	JPY519.72	JPY664.77	JPY145.05	27.9
1st Half	JPY50.00	JPY70.00	JPY20.00	40.0
Fiscal Year	JPY90.00	JPY110.00	JPY20.00	22.2
Dividends per share	JPY140.00	JPY180.00	JPY40.00	28.6
Dividend payout ratio	26.2%	27.1%	0.9P	

Note: Figures * indicate earnings estimates announced on Oct. 26, 2006.

[1st Half]

	1st half FY Mar.2006 (Apr.2005 - Sep.2005)	1st half FY Mar.2007 (Apr.2006 - Sep.2006)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	132,502	146,452	13,949	10.5
Operating Profit	16,460	20,840	4,380	26.6
Net Income	10,370	13,486	3,115	30.0
Operating Profit Margin	12.4%	14.2%	1.8P	

[2nd Half]

	2nd half FY Mar.2006 (Oct.2005 - Mar.2006)	2nd half FY Mar.2007 (Oct.2006 - Mar.2007)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	153,082	176,079	22,997	15.0
Operating Profit	20,009	23,056	3,047	15.2
Net Income	12,147	13,532	1,385	11.4
Operating Profit Margin	13.1%	13.1%	0.0P	

*Amounts of less than JPY million were rounded down.

I. FY March 2007 Financial Results (Consolidated)

(2) Sales by sector

(Unit:JPY million)

	FY Mar.2006 (Apr.2005 - Mar.2006)		FY Mar.2007 (Apr.2006 - Mar.2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Financial sector	178,168	62.4	210,997	65.4	32,828	18.4
Distribution sector	49,681	17.4	45,637	14.1	(4,044)	(8.1)
Other private sector	36,720	12.9	37,611	11.7	891	2.4
Public sector	21,014	7.4	28,285	8.8	7,270	34.6
Total	285,585	100.0	322,531	100.0	36,946	12.9

*Sales by main counterparties within the foregoing amounts

Nomura Holdings	88,725	31.1	106,290	33.0	17,565	19.8
SEVEN & i HOLDINGS	34,907	12.2	36,195	11.2	1,287	3.7

*Figures, in principle, include sales to subsidiaries. Sales via leasing and other companies include sales to customers ultimately receiving services and other products. These figures were calculated starting in the current consolidated fiscal year, but figures in the previous consolidated fiscal year were also calculated retroactively.

[1st Half]

	1st half FY Mar.2006 (Apr.2005 - Sep.2005)		1st half FY Mar.2007 (Apr.2006 - Sep.2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Financial sector	79,880	60.3	94,097	64.3	14,217	17.8
Distribution sector	24,613	18.6	23,669	16.2	(944)	(3.8)
Other private sector	18,845	14.2	16,578	11.3	(2,266)	(12.0)
Public sector	9,163	6.9	12,105	8.3	2,942	32.1
Total	132,502	100.0	146,452	100.0	13,949	10.5
Nomura Holdings	36,525	27.6	44,388	30.3	7,863	21.5
SEVEN & i HOLDINGS	17,638	13.3	17,703	12.1	64	0.4

[2nd Half]

	2nd half FY Mar.2006 (Oct.2005 - Mar.2006)		2nd half FY Mar.2007 (Oct.2006 - Mar.2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Financial sector	98,287	64.2	116,899	66.4	18,611	18.9
Distribution sector	25,067	16.4	21,967	12.5	(3,100)	(12.4)
Other private sector	17,875	11.7	21,033	11.9	3,157	17.7
Public sector	11,851	7.7	16,179	9.2	4,327	36.5
Total	153,082	100.0	176,079	100.0	22,997	15.0
Nomura Holdings	52,200	34.1	61,902	35.2	9,702	18.6
SEVEN & i HOLDINGS	17,269	11.3	18,491	10.5	1,222	7.1

*Amounts of less than JPY million were rounded down.

(3)Sales and Operating Profit by segment

From Fiscal Year March 2007, the Company has changed the classification of its business segment, to Consulting Services and IT Solution Services, (which were formerly classified as Consulting & Knowledge Services and System Solution Services, in order to better reflect its business operation). Accordingly, information as of Fiscal year March 2006, has been reclassified to conform with the current classification.

Consulting Services

(Unit: JPY million)

	FY Mar2006 (Apr 2005 - Mar 2006)		FY Mar2007 (Apr 2006 - Mar 2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Sales	**26,293**	**9.2**	**29,870**	**9.3**	**3,577**	**13.6**
Operating Profit	**3,792**		**4,444**		**651**	**17.2**
Operating Profit Margin	**14.4%**		**14.9%**		**0.5P**	

[1st Half]

	1st half FY Mar2006 (Apr 2005 - Sep 2005)		1st half FY Mar2007 (Apr 2006 - Sep 2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Sales	**11,770**	**8.9**	**13,331**	**9.1**	**1,560**	**13.3**
Operating Profit	**1,687**		**2,101**		**413**	**24.5**
Operating Profit Margin	**14.3%**		**15.8%**		**1.5P**	

[2nd Half]

	2nd half FY Mar2006 (Oct 2005 - Mar 2006)		2nd half FY Mar2007 (Oct 2006 - Mar 2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Sales	**14,522**	**9.5**	**16,538**	**9.4**	**2,016**	**13.9**
Operating Profit	**2,104**		**2,342**		**237**	**11.3**
Operating Profit Margin	**14.5%**		**14.2%**		**(0.3P)**	

*Amounts of less than JPY million were rounded down.

IT Solution Services

(Unit: JPY million)

	FY Mar.2006 (Apr.2005 - Mar.2006)		FY Mar.2007 (Apr.2006 - Mar.2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
System Development & System Application sales	111,776	39.1	135,702	42.1	23,925	21.4
System Management & Operations	116,559	40.8	126,596	39.3	10,036	8.6
Product Sales	30,956	10.8	30,363	9.4	(593)	(1.9)
Sales	259,292	90.8	292,661	90.7	33,369	12.9
Operating Profit	32,676		39,452		6,776	20.7
Operating Profit Margin	12.6%		13.5%		0.9P	

[1st Half]

	1st half FY Mar.2006 (Apr.2005 - Sep.2005)		1st half FY Mar.2007 (Apr.2006 - Sep.2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
System Development & System Application sales	53,475	40.4	59,134	40.4	5,658	10.6
System Management & Operations	56,395	42.6	61,388	41.9	4,993	8.9
Product Sales	10,860	8.2	12,596	8.6	1,736	16.0
Sales	120,731	91.1	133,120	90.9	12,388	10.3
Operating Profit	14,772		18,738		3,966	26.9
Operating Profit Margin	12.2%		14.1%		1.9P	

[2nd Half]

	2nd half FY Mar.2006 (Oct.2005 - Mar.2006)		2nd half FY Mar.2007 (Oct.2006 - Mar.2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
System Development & System Application sales	58,300	38.1	76,567	43.5	18,267	31.3
System Management & Operations	60,163	39.3	65,207	37.0	5,043	8.4
Product Sales	20,096	13.1	17,765	10.1	(2,329)	(11.6)
Sales	138,560	90.5	159,541	90.6	20,980	15.1
Operating Profit	17,904		20,714		2,809	15.7
Operating Profit Margin	12.9%		13.0%		0.1P	

*Amounts of less than JPY million were rounded down.

(4) Order Volume and Order Backlog

Order Volume

(Unit: JPY million)

	FY Mar.2006 (Apr.2005-Mar.2006)	FY Mar.2007 (Apr.2006-Mar.2007)	YoY	
	Amount	Amount	Diff	Change (%)
Consulting Services	26,684	29,594	2,910	10.9
System Development & System Application Sales	119,704	135,108	15,403	12.9
System Management & Operations	121,733	131,146	9,413	7.7
Product Sales	31,978	29,329	(2,649)	(8.3)
IT Solution Services	273,416	295,584	22,168	8.1
Total	300,100	325,179	25,078	8.4

[1st Half]

	1st half FY Mar.2006 (Apr.2005 - Sep.2005)	1st half FY Mar.2007 (Apr.2006 - Sep.2006)	YoY	
	Amount	Amount	Diff	Change (%)
Consulting Services	14,114	16,954	2,840	20.1
System Development & System Application Sales	59,092	72,684	13,592	23.0
System Management & Operations	8,102	12,359	4,257	52.5
Product Sales	11,905	11,567	(338)	(2.8)
IT Solution Services	79,100	96,611	17,511	22.1
Total	93,214	113,566	20,351	21.8

[2nd Half]

	2nd half FY Mar.2006 (Oct.2005 - Mar.2006)	2nd half FY Mar.2007 (Oct.2006 - Mar.2007)	YoY	
	Amount	Amount	Diff	Change (%)
Consulting Services	12,569	12,640	70	0.6
System Development & System Application Sales	60,612	62,423	1,811	3.0
System Management & Operations	113,630	118,787	5,156	4.5
Product Sales	20,072	17,761	(2,311)	(11.5)
IT Solution Services	194,315	198,972	4,656	2.4
Total	206,885	211,612	4,727	2.3

*Amounts of less than JPY million were rounded down.

Order Backlog(Outstanding)

(Unit: JPY million)

	At end of FY Mar.2006	At end of FY Mar.2007	YoY	
	Amount	Amount	Diff	Change (%)
Consulting Services	3,290	3,054	(236)	(7.2)
System Development & System Application sales	22,809	22,428	(380)	(1.7)
System Management & Operations	104,908	109,647	4,738	4.5
Product Sales	1,021	-	(1,021)	(100)
IT Solution Services	128,739	132,075	3,335	2.6
Total	132,030	135,129	3,098	2.3

*Amounts of less than JPY million were rounded down.

(5) Subcontracting Costs

Subcontracting Costs by segment & Percentage in actual production

(Unit: JPY million)

	FY Mar.2006 (Apr.2005 - Mar.2006)		FY Mar.2007 (Apr.2006 - Mar.2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Consulting Services	4,740	31.9	5,566	33.4	825	17.4
System Development & System Application sales	57,755	62.1	69,154	67.7	11,399	19.7
System Management & Operations	24,839	31.9	27,603	31.4	2,763	11.1
IT Solution Services	82,595	48.4	96,758	50.9	14,163	17.1
Total	87,335	47.1	102,324	49.5	14,988	17.2
(Subcontracting Costs to China) *	10,019	11.5	12,406	12.1	2,387	23.8

* Subcontracting costs to China & Percentage in total subcontracting costs

[1st Half]

	1st half FY Mar.2006 (Apr.2005 - Sep.2005)		1st half FY Mar.2007 (Apr.2006 - Sep.2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Consulting Services	1,826	27.2	2,083	28.7	256	14.1
System Development & System Application sales	27,949	61.7	31,067	66.1	3,118	11.2
System Management & Operations	11,258	30.0	13,100	31.5	1,842	16.4
IT Solution Services	39,207	47.3	44,167	49.8	4,960	12.7
Total	41,034	45.8	46,251	48.2	5,217	12.7
(Subcontracting Costs to China)	4,775	11.6	5,331	11.5	556	11.6

[2nd Half]

	2nd half FY Mar.2006 (Oct.2005 - Mar.2006)		2nd half FY Mar.2007 (Oct.2006 - Mar.2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Consulting Services	2,913	35.8	3,482	36.9	568	19.5
System Development & System Application sales	29,805	62.6	38,087	69.0	8,281	27.8
System Management & Operations	13,581	33.7	14,503	31.3	921	6.8
IT Solution Services	43,387	49.4	52,590	51.8	9,202	21.2
Total	46,301	48.2	56,072	50.5	9,771	21.1
(Subcontracting Costs to China)	5,244	11.3	7,075	12.6	1,830	34.9

*Amounts of less than JPY million were rounded down.

(6) Cash Flow

(Unit: JPY million)

	FY Mar 2006 (Apr 2005 - Mar 2006)	FY Mar 2007 (Apr 2006 - Mar 2007)	YoY	
	Amount	Amount	Diff.	Change (%)
Income before income taxes	37,535	46,744	9,208	24.5
Gain/Loss from non-operating activities	(1,706)	(2,065)	(359)	21.1
Extraordinary gain/loss	717	(2,073)	(2,791)	-
Depreciation and amortization	16,574	19,795	3,221	19.4
Accounts receivable and other receivable, net of advance payments received	10,511	(8,040)	(18,551)	-
Allowance	928	2,801	1,872	201.6
Other	1,505	3,067	1,562	21.1
Subtotal	66,066	60,229	(5,836)	(8.8)
Interest and dividends received	1,180	1,642	461	39.1
Income taxes paid	(18,371)	(22,288)	(3,916)	21.3
Operating Activities	48,875	39,583	(9,292)	(19.0)
Acquisition of property and equipment	(9,799)	(11,685)	(1,886)	19.2
Increase in software and other intangibles	(8,211)	(12,434)	(4,222)	51.4
Subtotal: Capital expenditure	(18,011)	(24,120)	(6,109)	33.9
Increase in time deposits	(6,778)	(7,641)	(863)	12.7
Proceeds from time deposits	6,523	7,203	680	10.4
Increase in investment securities	(30,300)	(31,293)	(993)	3.3
Proceeds from sales and redemption of investment securities	65,812	44,160	(21,651)	(32.9)
Increase in long-term loan	-	(7,245)	(7,245)	-
Other	608	359	(249)	(41.0)
Investing Activities	17,853	(18,578)	(36,432)	-
Free Cash Flow	66,729	21,004	(45,724)	(68.5)
(Free Cash Flow except Cash management purpose investment)	22,672	12,484	(10,188)	(44.9)
Net repayment of long-term debt	(840)	(240)	600	(71.4)
Proceeds from issuance of convertible bond	-	50,000	50,000	-
Purchase of treasury stock	(48,147)	776	48,924	-
Cash dividends paid	(5,840)	(6,496)	(655)	11.2
Financing Activities	(54,828)	44,040	98,868	-
Effect of exchange rate changes on Cash and cash equivalents	174	56	(117)	(67.6)
Net increase in Cash and cash equivalents	12,075	65,101	53,026	439.1
Cash and cash equivalents at beginning of year	38,677	50,752	12,075	31.2
Cash and cash equivalents at end of year	50,752	115,854	65,101	128.3
Cash and cash equivalents + Cash Management purpose investment	76,432	133,477	57,044	74.6

*Amounts of less than JPY million were rounded down.

Note: Cash management purpose investment are the investments to 3 months over time deposits and government bonds etc..
Cash management purpose investment (included in investing activities) are as follows.

	FY Mar.2006 Total (Apr.2005-Mar.2006)	FY Mar.2007 Total (Apr.2006-Mar.2007)	YoY	
	Amount	Amount	Diff	Change (%)
Increase in time deposits	(6,778)	(7,641)	(863)	12.7
Proceeds from time deposits	6,523	7,203	680	10.4
Increase in investment securities	(20,270)	(30,951)	(10,681)	(52.7)
Proceeds from sales and redemption of investment securities	64,582	39,910	(24,672)	(38.2)
(Total)Cash management purpose investment	44,056	8,520	(35,536)	(80.7)

*Amounts of less than JPY million were rounded down.

I. FY March 2007 Financial Results (Consolidated)

(7) Capital Expenditure

(Unit: JPY million)

	FY Mar.2006 (Apr.2005 - Mar.2006)	FY Mar.2007 (Apr.2006 - Mar.2007)	YoY	
	Amount	Amount	Diff.	Change (%)
Tangible	10,038	17,446	7,408	73.8
Intangible	8,305	12,456	4,150	50.0
Total	18,343	29,903	11,559	63.0

(8) Depreciation & Amortization

(Unit: JPY million)

	FY Mar.2006 (Apr.2005 - Mar.2006)	FY Mar.2007 (Apr.2006 - Mar.2007)	YoY	
	Amount	Amount	Diff.	Change (%)
Tangible	6,278	7,172	893	14.2
Intangible	10,295	12,622	2,327	22.6
Total	16,574	19,795	3,221	19.4

(9) R&D Expenditure

(Unit: JPY million)

	FY Mar.2006 (Apr.2005 - Mar.2006)	FY Mar.2007 (Apr.2006 - Mar.2007)	YoY	
	Amount	Amount	Diff.	Change (%)
Consulting Services	541	483	(58)	(10.7)
IT Solution Services	1,960	2,380	420	21.5
Total	2,501	2,864	362	14.5

*Amounts of less than JPY million were rounded down.

II. FY March 2008 Financial Results Forecasts (Consolidated)

(1) Highlights

(Unit: JPY billion)

	FY Mar.2007 (Results)	FY Mar.2008 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change(%)
Sales	**322.5**	**335.0**	**12.4**	**3.9**
Operating Profit	**43.8**	**46.0**	**2.1**	**4.8**
Net Income	**27.0**	**28.5**	**1.4**	**5.5**
Operating Profit Margin	**13.6%**	**13.7%**	**0.1P**	
Earnings per share	**JPY132.95***	**JPY140.02**	**JPY7.07**	**5.3**
1st Half	**JPY14.00***	**JPY20.00**	**JPY6.00**	**42.9**
Fiscal Year	**JPY22.00***	**JPY20.00**	**JPY(2.00)**	**(9.1)**
Dividends per share	**JPY36.00***	**JPY40.00**	**JPY4.00**	**11.1**
Dividend payout ratio	**27.1%**	**28.6%**	**1.5P**	

*Earnings per share and Dividends per share of FY March 2007 are calculated retroactively by stock split (1:5).

[1st Half]

	1st half FY Mar.2007 (Results)	1st half FY Mar.2008 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change(%)
Sales	**146.4**	**150.0**	**3.5**	**2.4**
Operating Profit	**20.8**	**21.0**	**0.1**	**0.8**
Net Income	**13.4**	**13.0**	**(0.4)**	**(3.6)**
Operating Profit Margin	**14.2%**	**14.0%**	**(0.2P)**	

[2nd Half]

	2nd half FY Mar.2007 (Results)	2nd half FY Mar.2008 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change(%)
Sales	**176.0**	**185.0**	**8.9**	**5.1**
Operating Profit	**23.0**	**25.0**	**1.9**	**8.4**
Net Income	**13.5**	**15.5**	**1.9**	**14.5**
Operating Profit Margin	**13.1%**	**13.5%**	**0.4P**	

(2) Sales by sector

(Unit: JPY billion)

	FY Mar.2007 (Results)		FY Mar.2008 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	210.9	65.4	226.0	67.5	15.0	7.1
Distribution sector	45.6	14.1	44.0	13.1	(1.6)	(3.6)
Other private sector	37.6	11.7	38.0	11.3	0.3	1.0
Public sector	28.2	8.8	27.0	8.1	(1.2)	(4.5)
Total	322.5	100.0	335.0	100.0	12.4	3.9

[1st Half]

	1st half FY Mar.2007 (Results)		1st half FY Mar.2008 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	94.0	64.3	100.0	66.7	5.9	6.3
Distribution sector	23.6	16.2	21.0	14.0	(2.6)	(11.3)
Other private sector	16.5	11.3	16.0	10.7	(0.5)	(3.5)
Public sector	12.1	8.3	13.0	8.7	0.8	7.4
Total	146.4	100.0	150.0	100.0	3.5	2.4

[2nd Half]

	2nd half FY Mar.2007 (Results)		2nd half FY Mar.2008 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	116.8	66.4	126.0	68.1	9.1	7.8
Distribution sector	21.9	12.5	23.0	12.4	1.0	4.7
Other private sector	21.0	11.9	22.0	11.9	0.9	4.6
Public sector	16.1	9.2	14.0	7.6	(2.1)	(13.5)
Total	176.0	100.0	185.0	100.0	8.9	5.1

(3) Sales by segment

(Unit: JPY billion)

	FY Mar.2007 (Results)		FY Mar.2008 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Consulting Services	29.8	9.3	32.0	9.6	2.1	7.1
System Development & System Application Sales	135.7	42.1	142.0	42.4	6.2	4.6
System Management & Operations	126.5	39.3	133.0	39.7	6.4	5.1
Product Sales	30.3	9.4	28.0	8.4	(2.3)	(7.8)
IT Solution Services	292.6	90.7	303.0	90.4	10.3	3.5
Total	322.5	100.0	335.0	100.0	12.4	3.9

[1st Half]

	1st half FY Mar.2007 (Results)		1st half FY Mar.2008 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Consulting Services	13.3	9.1	13.0	8.7	(0.3)	(2.5)
System Development & System Application sales	59.1	40.4	61.0	40.7	1.8	3.2
System Management & Operations	61.3	41.9	65.0	43.3	3.6	5.9
Product Sales	12.5	8.6	11.0	7.3	(1.5)	(12.7)
IT Solution Services	133.1	90.9	137.0	91.3	3.8	2.9
Total	146.4	100.0	150.0	100.0	3.5	2.4

[2nd Half]

	2nd half FY Mar.2007 (Results)		2nd half FY Mar.2008 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Consulting Services	16.5	9.4	19.0	10.3	2.4	14.9
System Development & System Application sales	76.5	43.5	81.0	43.8	4.4	5.8
System Management & Operations	65.2	37.0	68.0	36.8	2.7	4.3
Product Sales	17.7	10.1	17.0	9.2	(0.7)	(4.3)
IT Solution Services	159.5	90.6	166.0	89.7	6.4	4.0
Total	176.0	100.0	185.0	100.0	8.9	5.1

(4) Capital Expenditure

(Unit: JPY billion)

	FY Mar.2007 (Results)	FY Mar.2008 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Tangible	17.4	21.0	3.5	20.4
Intangible	12.4	13.5	1.0	8.4
Total	29.9	34.5	4.5	15.4

(5) Depreciation & Amortization

(Unit: JPY billion)

	FY Mar.2007 (Results)	FY Mar.2008 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Total	19.7	18.5	(1.2)	(6.5)

(6) R&D Expenditure

(Unit: JPY billion)

	FY Mar.2007 (Results)	FY Mar.2008 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Total	2.8	4.8	1.9	67.6

END